

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Sterling Griffin
Chief Executive Officer and President
Harbor Custom Development, Inc.
11505 Burnham Dr., Suite 301
Gig Harbor, Washington 98332

   Re: Harbor Custom Development, Inc.
     Draft Registration Statement on Form S-1
     Submitted December 23, 2020
     CIK No. 0001784567

Dear Mr. Griffin:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Lynne Bolduc